Exhibit 5.1

March 14, 2023

Evergy Kansas Central, Inc.

818 South Kansas Avenue

Topeka, Kansas 66612

Re:	Evergy Kansas Central, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

I have served as Senior Vice President, General Counsel and Corporate Secretary of Evergy Kansas Central, Inc., a Kansas corporation (the “Company”), in connection with the issuance and sale by the Company of $400,000,000 aggregate principal amount of First Mortgage Bonds, 5.70% Series due 2053 (the “Bonds”), covered by the Registration Statement on Form S-3 (No. 333-259245-02) (the “Registration Statement”) filed on September 1, 2021 by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

The Bonds were issued under and secured by the Mortgage and Deed of Trust (the “Indenture”) dated July 1, 1939, as amended and supplemented, between the Company and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as successor to Harris Trust and Savings Bank, as trustee (the “Trustee”). The Bonds were sold by the Company pursuant to the Underwriting Agreement, dated March 7, 2023, among the Company, Regions Securities LLC, TD Securities (USA) LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein.

In rendering the opinion expressed below, I have examined and relied upon a copy of the Registration Statement and the exhibits filed therewith. I am familiar with the Amended and Restated Articles of Incorporation and the Amended and Restated By-laws of the Company and the resolutions of the Board of Directors of the Company relating to the Registration Statement. I have also examined originals, or copies of originals certified to my satisfaction, of such agreements, documents, certificates and statements of government officials and other instruments, and have examined such questions of law and have satisfied myself as to such matters of fact, as I have considered relevant and necessary as a basis for this opinion letter. I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures, the legal capacity of all persons other than the directors and officers of the Company and the conformity with the original documents of any copies thereof submitted to me for examination. I have also assumed that the Indenture is the valid and binding obligation of the Trustee.

Based on the foregoing, and subject to the qualifications and limitations hereinafter set forth, I am of the opinion that the Bonds are legally issued and constitute the valid and binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency or other laws affecting enforcement of mortgagees’ and other creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

For purposes of this opinion letter, I have further assumed that the Bonds will be governed by the laws of the State of Kansas. I am licensed to practice law in the State of Kansas and the foregoing opinions are limited to the laws of the State of Kansas.

I hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to all references to me included in or made a part of the Registration Statement.

Very truly yours,

/s/ Heather A. Humphrey
Heather A. Humphrey
Senior Vice President, General Counsel and Corporate Secretary